 Exhibit 99.4

In this translation an attempt has been made to be as literal as possible without jeopardizing the overall continuity.

Inevitably, differences may occur in translation, and if so the Dutch text will by law govern.

Amendment of the articles of association (Part B)

Sono Group N.V.

Today, the [*] day of [*] two thousand and twenty-four, appeared before me, [Alexander Joannes Wiggers, civil-law notary in Amsterdam, the Netherlands:]

[to be included: details of DLA Piper the Netherlands employee].

The person appearing declared as follows:

A.	the articles of association of Sono Group N.V., a limited liability company (naamloze vennootschap) under the laws the Netherlands, having its corporate seat in Amsterdam, the Netherlands, and its registered office at Waldmeisterstrasse 93, 80935 Munich, Federal Republic of Germany and registered with the Trade Register under number 80683568 (Company), were lastly established by a deed of amendment executed on [*] two thousand and twenty-four before [*], civil-law notary in [*], the Netherlands;
B.	at the proposal of the management board of the Company, in a general meeting of the Company held on [*] two thousand and twenty-four, of which said meeting [a copy of] the minutes has been attached to this deed, it has been resolved to among others:
(i)	amend the articles of association of the Company as mentioned in this deed;
(ii)	authorize the management board of the Company to resolve upon and determine the new amount and composition of the Company's authorised capital (maatschappelijk kapitaal), as mentioned in this deed; and
(iii)	authorize the person appearing to execute deed;
C.	the aforementioned proposal of the management board of the Company to the general meeting of the Company to amend the articles of association of the Company has been approved by the supervisory board of the Company by written resolution of the supervisory board of the Company, adopted on [*] two thousand and twenty-four. [A copy of] the said written resolution has been attached to this deed ; and
D.	the resolution the management board of the Company to determine the new amount and composition of the Company's authorised capital, as mentioned in this deed, has been adopted by written resolution of the management board of the Company on [*] two thousand and twenty-four. [A copy of] the said written resolution has been attached to this deed.
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The person appearing, acting in said capacity, declared hereby to partially amend the articles of association of the Company, laying them down as follows:

Amendment A

In article 1.1 new definitions are inserted in alphabetical order, reading as follows:

"Conversion Shares               The high voting shares or the preferred shares to which pertains a request for conversion within the meaning of Article 7.

Requesting Shareholder        A shareholder who has requested an approval for transfer of Transfer Shares.

Restricted Shareholder          A shareholder designated in writing by the Management Board who is not allowed to acquire or hold more than nine ninety-nine/hundredth percent (9.99%) of all issued and outstanding ordinary shares, within the meaning of Article 16.14.

Transfer Shares                      The high voting shares or the preferred shares to which pertains a request for approval for transfer within the meaning of Article 16.

Voting Blocker                       The reduction of votes to be cast in a General Meeting by any shareholder holding shares with an aggregate nominal value exceeding twenty thousand euro (EUR 20,000.00), within the meaning of Article 32.1."

Amendment B

Article 5 is amended and shall forthwith read as follows:

"SHARES – AUTHORISED CAPITAL AND DEPOSITORY RECEIPTS

Article 5

5.1	The Company's authorised share capital amounts to [*] euro (EUR [*]).

5.2	The authorised share capital is divided into:

a.	[*] ([*]) ordinary shares, each having a nominal value of one eurocent (EUR 0.01);

b.	[*] ([*]) high voting shares, each having a nominal value of twenty-five eurocents (EUR 0.25); and

c.	[*] ([*]) preferred shares, each having a nominal value of three hundred euro (EUR 300).
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5.3	Upon the conversion of one or more high voting shares or preferred shares into ordinary shares in accordance with Article 7, the authorised share capital set out in Article 5.2 shall decrease with the number of high voting shares or preferred shares respectively, so converted and shall increase with the number of ordinary shares into which such high voting shares or preferred shares are converted.

5.4	The Management Board may resolve that one or more shares are divided into such number of fractional shares as may be determined by the Management Board. Unless specified differently, the provisions of these articles of association concerning shares and shareholders apply mutatis mutandis to fractional shares and the holders thereof, respectively.

5.5	The Company may cooperate with the issue of depository receipts for shares in its capital."

Amendment C

Article 7 is amended and shall forthwith read as follows:

"SHARES – CONVERSION OF HIGH VOTING SHARES AND PREFERRED SHARES

Article 7

7.1	Each high voting share can be converted into twenty five (25) ordinary shares and each preferred share can be converted into thirty thousand (30,000) ordinary shares, subject to the provisions of this Article 7. Ordinary shares cannot be converted into high voting shares or preferred shares.

7.2	Each holder of one or more high voting shares or preferred shares may request the conversion of all or part of such high voting shares or preferred shares into ordinary shares in the ratio set out in Article 7.1 by means of a written request addressed to the Management Board. Such a request must be signed by the relevant shareholder (or an authorised representative of such shareholder) and must include:

a.	a specification of the number of high voting shares or preferred shares to which the request pertains (Conversion Shares);

b.	representations by the shareholder concerned that:

i.	the Conversion Shares are not encumbered with any usufruct, pledge or other encumbrance;

ii.	no depository receipts or other derivative financial instruments have been issued for the Conversion Shares;

iii.	the shareholder concerned has full power to dispose over its assets and is authorised to perform the acts described in Article 7.3; and

iv.	in respect of a conversion of Conversion Shares that are preferred shares, the shareholder will not hold more than nine ninety- nine/hundredth percent (9.99%) of all issued and outstanding ordinary shares, immediately following the conversion;
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c.	an irrevocable undertaking in favour of the Company by the shareholder concerned:

i.	to take no action (and not to omit taking any action) which would render the representations referred to in paragraph b. above inaccurate or incomplete upon the performance of the acts described in Article 7.3; and

ii.	to indemnify the Company and hold the Company harmless against any financial losses or damages incurred by the Company and any expense reasonably paid or incurred by the Company in connection with any threatened, pending or completed suit, claim, action or legal proceedings of a civil, criminal, administrative or other nature, formal or informal, in which the Company becomes involved as a result of the conversion so requested, in each case to the extent permitted by applicable law and except to the extent that a competent court or arbitral tribunal has established, without having (or no longer having) the possibility for appeal, that such financial losses, damages, expenses, suit, claim, action or legal proceedings were incurred, arose or were initiated as a result of actions or omissions by the Company which are considered to constitute malice, gross negligence or intentional recklessness attributable to the Company; and

d.	an irrevocable and unconditional power of attorney granted by the relevant shareholder to the Company, with full power of substitution and governed by Dutch law, to perform the acts described in Article 7.3 on behalf of such shareholder.

7.3	Upon receipt of a request referred to in Article 7.2:

a.	the Management Board shall resolve to convert the number of Conversion Shares specified in the request into ordinary shares in the ratio set out in Article 7.1, effective immediately; and

b.	in respect of a conversion of Conversion Shares that are high voting shares, promptly following the conversion referred to in paragraph a. above, the shareholder who made such request shall transfer twenty-four out of every twenty-five ordinary shares into which its high voting shares were converted pursuant to the resolution referred to in paragraph a. above to the Company for no consideration and the Company shall accept such ordinary shares.

7.4	Neither the Management Board nor the Company is required to effect a conversion of Conversion Shares:

a.	if the request referred to in Article 7.2 does not comply with the specifications and requirements set out in Article 7.2 or if the Management Board reasonably believes that the information included in such request is incorrect or incomplete; or

b.	to the extent that the Company would not be permitted under mandatory Dutch law to acquire the relevant number of ordinary shares as described in Article 7.3 paragraph b. in connection with such conversion."
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Amendment D

Article 9.1 is amended and shall forthwith read as follows:

"9.1            Upon an issue of ordinary shares, high voting shares or preferred shares, each shareholder shall have a pre-emption right in proportion to the aggregate nominal value of his ordinary shares, high voting shares or preferred shares respectively."

Amendment E

Article 15.3 is amended and shall forthwith read as follows:

"15.3         In deviation of Article 15.2:

a.	the holder of a usufruct or pledge on ordinary shares shall have the voting rights attached thereto if this was provided when the usufruct or pledge was created; and

b.	the holder of a usufruct or pledge on high voting shares or preferred shares shall have the voting rights attached thereto if this was provided when the usufruct or pledge was created and this was approved by the Management Board."

Amendment F

Article 16 is amended and shall forthwith read as follows:

"SHARES – TRANSFER RESTRICTIONS

Article 16

"16.1          A transfer of high voting shares or preferred shares shall require the prior approval of the Management Board. A shareholder wishing to transfer high voting shares and/or preferred shares (Requesting Shareholder) must first request the Management Board to grant an approval for the transfer of the relevant high voting shares and/or preferred shares (Transfer Shares). A transfer of ordinary shares is not subject to transfer restrictions under these articles of association.

16.2	A transfer of Transfer Shares must take place within three months after the approval of the Management Board has been granted or is deemed to have been granted pursuant to Article 16.3.

16.3	The approval of the Management Board shall be deemed to have been granted:

a.	if no resolution granting or denying the approval has been passed by the Management Board within three months after the Company has received the request for approval; or

b.	if the Management Board, when denying the approval, does not notify the Requesting Shareholder of the identity of one or more interested parties willing to purchase the relevant Transfer Shares.
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16.4	If the Management Board denies the approval and notifies the Requesting Shareholder of the identity of one or more interested parties, the Requesting Shareholder shall notify the Management Board within two weeks after having received such notice whether:

a.	he withdraws his request for approval, in which case the Requesting Shareholder cannot transfer the relevant Transfer Shares; or

b.	he accepts the interested party(ies), in which case the Requesting Shareholder shall promptly enter into negotiations with the interested party(ies) regarding the price to be paid for the relevant Transfer Shares.

If the Requesting Shareholder does not notify the Management Board of his choice in a timely fashion, he shall be deemed to have withdrawn his request for approval, in which case he cannot transfer the relevant Transfer Shares.

16.5	If an agreement is reached in the negotiations referred to in Article 16.4 paragraph b. within two weeks after the end of the period referred to in Article 16.4, the relevant Transfer Shares shall be transferred for the agreed price within three months after such agreement having been reached. If no agreement is reached in these negotiations in a timely fashion:

a.	the Requesting Shareholder shall promptly notify the Management Board thereof; and

b.	the price to be paid for the relevant Transfer Shares shall be equal to the value thereof, as determined by one or more independent experts to be appointed by the Requesting Shareholder and the interested party(ies) by mutual agreement.

16.6	If no agreement is reached on the appointment of the independent expert(s) as referred to in Article 16.5 paragraph b. within two weeks after the end of the period referred to in Article 16.5:

a.	the Requesting Shareholder shall promptly notify the Management Board thereof; and

b.	the Requesting Shareholder shall promptly request the president of the district court in whose district the Company has its corporate seat to appoint three independent experts to determine the value of the relevant Transfer Shares.

16.7	If and when the value of the relevant Transfer Shares has been determined by the independent expert(s), irrespective of whether he/they was/were appointed by mutual agreement or by the president of the relevant district court, the Requesting Shareholder shall promptly notify the Management Board of the value so determined. The Management Board shall then promptly inform the interested party(ies) of such value, following which the/each interested party may withdraw from the sale procedure by giving notice thereof to the Management Board within two weeks.
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16.8	If any interested party withdraws from the sale procedure in accordance with Article 16.7, the Management Board:

a.	shall promptly inform the Requesting Shareholder and the other interested party(ies), if any, thereof; and

b.	shall give the opportunity to the/each other interested party, if any, to declare to the Management Board and the Requesting Shareholder, within two weeks, his willingness to acquire the Transfer Shares having become available as a result of the withdrawal, for the price determined by the independent expert(s) (with the Management Board being entitled to determine the allocation of such Transfer Shares among any such willing interested party(ies) at its absolute discretion).

16.9	If it becomes apparent to the Management Board that all relevant Transfer Shares can be transferred to one or more interested parties for the price determined by the independent expert(s), the Management Board shall promptly notify the Requesting Shareholder and such interested party(ies) thereof. Within three months after sending such notice the relevant Transfer Shares shall be transferred.

16.10	If it becomes apparent to the Management Board that not all relevant Transfer Shares can be transferred to one or more interested parties for the price determined by the independent expert(s):

a.	the Management Board shall promptly notify the Requesting Shareholder thereof; and

b.	the Requesting Shareholder shall be free to transfer all relevant Transfer Shares, provided that the transfer takes place within three months after having received the notice referred to in paragraph a.

16.11	The Company may only be an interested party under this Article 16 with the consent of the Requesting Shareholder.

16.12	All notices given pursuant to this Article 16 shall be provided in writing.

16.13	The preceding provisions of this Article 16 do not apply:

a.	to the extent that a holder of high voting shares and/or preferred shares is under a statutory obligation to transfer such shares to a previous holder thereof;

b.	if it concerns a transfer in connection with an enforcement of a pledge pursuant to Section 3:248 DCC in conjunction with Section 3:250 or 3:251 DCC; or

c.	if it concerns a transfer to the Company, except in the case that the Company acts as an interested party pursuant to Article 16.11.
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16.14	The Management Board is authorised, subject to the prior written approval of the Supervisory Board, to designate in writing one or more shareholders who are at all times not allowed to acquire or hold more than nine ninety-nine/hundredth percent (9.99%) of all issued and outstanding ordinary shares (Restricted Shareholder). In the event that a Restricted Shareholder acquires or holds more than nine ninety-nine/hundredth percent (9.99%) of all issued and outstanding ordinary shares, the Restricted Shareholder is obliged to notify the Management Board and to offer the excess ordinary shares to one or more interested parties designated by the Management Board and willing to purchase the excess ordinary shares. The provisions of Article 16.4 up to and including Article 16.12 shall, to the extent possible, apply accordingly, except, however, that the Restricted Shareholder shall not be authorised to withdraw his offer.

16.15	This Article 16 applies mutatis mutandis in case of a transfer of rights to subscribe for high voting shares or preferred shares."

Amendment G

Articles 20.9j and 20.9k are amended and shall forthwith read as follows:

"j.         the making of an interim distribution;

k.         the designation of a Restricted Shareholder as referred to in Article 16.14; and"

At the same time, article 20.9k (old) is renumbered article 20.9l (new).

Amendment H

Article 32.1 is amended and shall forthwith read as follows:

"32.1          Each ordinary share shall give the right to cast one (1) vote at the General Meeting, each high voting share shall give the right to cast twenty-five (25) votes at the General Meeting and each preferred share shall give the right to cast thirty thousand (30,000) votes at the General Meeting, subject to the other provisions in this Article Article 32. Any shareholder holding shares with an aggregate nominal value exceeding twenty thousand euro (EUR 20,000.00), can only cast in a General Meeting a reduced number of votes, in total equal to nine ninety- nine/hundredth percent (9.99%) of the votes attached to all outstanding and issued shares (Voting Blocker). Fractional shares of a certain class, if any, collectively constituting the nominal value of a share of that class shall be considered to be equivalent to such share."

Amendment I

Article 33.1e is amended and shall forthwith read as follows:

"e.              the making of a distribution on the ordinary shares, the high voting shares and the preferred shares from the Company's profits or reserves;"

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  Amendment J

Article 34.3 is amended and shall forthwith read as follows:

"34.3         For Class Meetings of high voting shares or preferred shares, the following shall apply:

a.	Articles 29.3, 29.9, 30.3, 32.1, 32.2 through 32.10 apply mutatis mutandis;

b.	a Class Meeting must be convened no later than on the eighth day prior to that of the meeting;

c.	a Class Meeting shall appoint its own chairperson; and

d.	where the rules laid down by these articles of association in relation to the convening, location of or drawing up of the agenda for a Class Meeting have not been complied with, legally valid resolutions may still be passed by that Class Meeting by a unanimous vote at a meeting at which all shares of the relevant class are represented."

Amendment K

Article 37.3 is amended and shall forthwith read as follows:

"37.3         Distributions shall be made in proportion to the aggregate number of shares held, with (i) the ordinary shares, the high voting shares and the preferred shares being considered to be shares of the same class, and (ii) one (1) preferred shares being counted as thirty thousand (30,000) shares for the purpose of calculating a distribution."

Amendment L

Article 38.1 is amended and shall forthwith read as follows:

"38.1         All reserves maintained by the Company shall be attached exclusively to the ordinary shares, the high voting shares and the preferred shares, with those classes of shares being considered to be shares of the same class in respect of distributions from the reserves and entitlements to such distributions."

Amendment M

Article 39.1 is amended and shall forthwith read as follows:

"39.1         Subject to Article 37.1, the profits shown in the Company's annual accounts in respect of a financial year shall be appropriated as follows, and in the following order of priority:

a.	the Management Board shall determine which part of the profits shall be added to the Company's reserves; and

b.	subject to Article 33, the remaining profits shall be at the disposal of the General Meeting for distribution on the ordinary shares, the high voting shares and the preferred shares."
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Amendment N

Article 40.3 is amended and shall forthwith read as follows:

"40.3         To the extent that any assets remain after payment of all of the Company's debts, those assets shall be distributed as follows, and in the following order of priority:

a.	from the remaining assets shall be distributed to the holders of preferred shares an amount equal to the total nominal value of the relevant preferred shares held by such shareholders; and

b.	any remaining assets thereafter, shall be distributed to the holders of ordinary shares, high voting shares and preferred shares (with Article 37.3 applying to such distribution mutatis mutandis)."

Amendment O

A new transitional provision in a new article 42.3 is added, reading as follows:

"42.3          The Supervisory Management Board shall be authorised (but not obliged) to pass a resolution to invoke the transitional provision of this Article 42.3 pursuant to which and with effect sixty-five (65) days from the day that that such resolution is adopted, all provisions in these articles of association in respect of the Voting Blocker shall lapse and the Voting Blocker shall cease to have legal effect."

END

The person appearing is known to me, civil-law notary.

This deed was executed in Amsterdam, the Netherlands, on the date stated at the beginning of this deed.

The summarised contents of this deed were stated and explained to the person appearing. All parties were informed of the consequences of the contents of this deed. The person appearing declared to dispense with a full reading of the deed, to have taken due note of the content of the deed well before its execution and to agree with its content.

Immediately following the limited reading, this deed was signed by the person appearing and by me, civil-law notary.

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